UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-173829

PENTAIR, INC.[1] and each Subsidiary Guarantor listed in Annex A hereto

(Exact name of registrant as specified in its charter)

5500 Wayzata Blvd, Suite 800 Golden Valley, Minnesota 55416 (763) 545-1730

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.000% Senior Notes due 2021 Guarantees of 5.000% Senior Notes due 2021

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

5.000% Senior Notes due 2021: 65

Guarantees of 5.000% Senior Notes due 2021: 02

[1]

This Form 15 relates solely to the reporting obligations of Pentair, Inc. which is now a wholly-owned, indirect subsidiary of Pentair Ltd., under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations Pentair Ltd., which is the successor to Pentair, Inc. under the Exchange Act.

[2]

In connection with the merger of Pentair, Inc. with a wholly-owned, indirect subsidiary of Pentair Ltd., Pentair, Inc. executed a new credit agreement, which resulted in the subsidiary guarantors listed in Annex A ceasing to be guarantors of the Pentair, Inc. 5.000% Senior Notes due 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, Pentair, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PENTAIR, INC.

Date: September 28, 2012	By:		/s/ Angela D. Lageson
Angela D. Lageson
Senior Vice President, General Counsel and Secretary

FILTERSOFT, LLC
FLECK CONTROLS, INC.
HOFFMAN ENCLOSURES (MEX), LLC
HOFFMAN ENCLOSURES, INC.
MORAINE PROPERTIES, LLC
PENTAIR FILTRATION SOLUTIONS, LLC
PENTAIR NANOSOFT US HOLDINGS, LLC
PENTAIR PUMP GROUP, INC.
PENTAIR TECHNICAL PRODUCTS, INC.
PENTAIR TECHNICAL PRODUCTS HOLDINGS, INC.
PENTAIR TECHNICAL PRODUCTS SERVICE CO.
PENTAIR WATER, LLC
PENTAIR WATER GROUP, INC.
PENTAIR WATER POOL AND SPA, INC.
PENTAIR WATER TREATMENT (OH) COMPANY
PENTAIR WATER TREATMENT COMPANY
PLYMOUTH PRODUCTS, INC.
SENECA ENTERPRISES CO.
STA-RITE INDUSTRIES, LLC

		By:	/s/ Angela D. Lageson
Angela D. Lageson
Secretary

Annex A

Name, Address and Telephone Number[3]	State or Other Jurisdiction of Incorporation	Commission File Number
FilterSoft, LLC	TX	333-173829-21

Fleck Controls, Inc.	WI	333-173829-20

Hoffman Enclosures (Mex), LLC	MN	333-173829-19

Hoffman Enclosures, Inc.	MN	333-173829-18

Moraine Properties, LLC	OH	333-173829-17

Pentair Filtration Solutions, LLC	DE	333-173829-15

Pentair Nanosoft US Holdings, LLC	DE	333-173829-14

Pentair Pump Group, Inc.	DE	333-173829-13

Pentair Technical Products, Inc.	RI	333-173829-12

Pentair Technical Products Holdings, Inc.	DE	333-173829-11

Pentair Technical Products Service Co.	DE	333-173829-10

Pentair Water, LLC	MN	333-173829-09

Pentair Water Group, Inc.	DE	333-173829-08

Pentair Water Pool and Spa, Inc.	DE	333-173829-07

Pentair Water Treatment (OH) Company	OH	333-173829-06

Pentair Water Treatment Company	MN	333-173829-05

Plymouth Products, Inc.	DE	333-173829-04

Seneca Enterprises Co.	DE	333-173829-02

Sta-Rite Industries, LLC	WI	333-173829-01

[3]

The address of the principal executive offices for each of these additional registrants is 5500 Wayzata Boulevard, Suite 800, Golden Valley, Minnesota 55416-1259. Their telephone number is (763) 545-1730.